Subsidiaries

Matrix Service, Inc., an Oklahoma corporation
Matrix Service Mid-Continent, Inc., an Oklahoma corporation
Midwest Industrial Contractors, Inc., a Delaware corporation
Petrotank Equipment, Inc., an Oklahoma corporation
San Luis Tank Piping Construction Co., Inc., a Delaware corporation Tank Supply, Inc., an Oklahoma corporation
West Coast Industrial Coatings, Inc., a California corporation
Colt Construction Company, a Delaware corporation
Heath Engineering, Ltd., an Ontario, Canada corporation
Heath (Tank Maintenance) Engineering, Ltd., a U.K. corporation
Midwest International, Ltd., a Delaware corporation
Brown Steel Contractors, Inc., a Georgia corporation
Mayflower Vapor Seal Corporation, an Oklahoma corporation


                           SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Matrix Service Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matrix Service Company

Date: August 29, 1996

By:    s/Doyl D. West
       ------------------------
       Doyl D. West, President


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

        Signatures                Title                       Date
   --------------------  ------------------------------  ---------------

     s/Doyl D. West          President and Director      August 29, 1996
     ----------------    (Principal Executive Officer)
     Doyl D. West


     s/C. William Lee        Chief Financial Officer     August 29, 1996
     ----------------        and Director
     C. William Lee


    s/Hugh E. Bradley        Director                    August 29, 1996
    -----------------
    Hugh E. Bradley


    s/Robert L. Curry        Director                    August 29, 1996
    -----------------
    Robert L. Curry


    s/William P. Wood        Director                    August 29, 1996
    -----------------
    William P. Wood


    s/John S. Zink           Director                    August 29, 1996
    -----------------
    John S. Zink



                             Matrix Service Company

                 Index to Consolidated Financial Statements

                                Item 14(a)



                                                           Page
                                                          ------
Covered by Report of Independent Auditors

Report of Independent Auditors                              F-2

Consolidated Balance Sheets as of May 31, 1996 and 1995     F-3

Consolidated Statements of Income for the
years ended May 31, 1996, 1995 and 1994                     F-5

Consolidated Statements of Changes in Stockholders'
Equity for the years ended May 31, 1996, 1995 and 1994      F-6

Consolidated Statements of Cash Flows for the years
ended May 31, 1996, 1995 and 1994                           F-7

Notes to Consolidated Financial Statements                  F-9

Not Covered by Report of Independent Auditors

Quarterly Financial Data (Unaudited)                        F-20

All schedules have been omitted since
the required information is not present
or is not present in amounts sufficient
to require submission of the schedule.


               Report of Independent Auditors


The Stockholders and Board of Directors
Matrix Service Company

We have audited the accompanying consolidated balance sheets of Matrix
Service Company and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Matrix Service Company and subsidiaries at May 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.


                                           ERNST & YOUNG LLP

Tulsa, Oklahoma
August 20, 1996

<MULTIPLER>         1,000

[DESCRIPTION]       Consolidated Balance Sheets

                   Matrix Service Company

                 Consolidated Balance Sheets

                       (In thousands)



                                                  May 31
                                              1996      1995
                                           ---------------------
Assets
Current assets:
Cash and cash equivalents                 $  1,899    $  1,976
Accounts receivable                         29,205      26,948
Costs and estimated earnings in excess of
   billings on uncompleted contracts        12,122       9,582
Inventories                                  4,149       5,025
Prepaid expenses                               179         426
Deferred taxes                                 995         871
Income tax receivable                          609       3,716
                                          ---------------------
Total current assets                        49,158      48,544

Investment in undistributed equity of
   foreign joint venture                       374         454

Property, plant and equipment, at cost:
   Land and buildings                       14,528      13,356
   Construction equipment                   23,414      20,459
   Transportation equipment                  4,990       4,955
   Furniture and fixtures                    2,806       2,522
   Construction in progress                    189         135
                                          ---------------------
                                            45,927      41,427
Accumulated depreciation                    17,065      12,821
                                          ---------------------
                                            28,862      28,606

Goodwill, net of accumulated amortization
of $4,114 and $3,345 in 1996 and 1995,
respectively                                27,033      27,437

Other assets                                   330         688
                                         ----------------------
Total assets                              $105,757    $105,729
                                          =====================

See accompanying notes.

[MULTIPLIER]       1,000

[DESCRIPTION]      Consolidated Balance Sheets

                   Matrix Service Company

                 Consolidated Balance Sheets

            (In thousands, except share amounts)


                                                  May 31
                                             1996        1995
                                           --------    --------
Liabilities and stockholders' equity
Current liabilities:
 Accounts payable                          $  9,026   $ 10,772
Billings on uncompleted contracts in
excess of costs and estimated earnings        4,353      4,313
 Accrued insurance                            3,004      1,792
 Earnout payable                              1,606        233
 Other accrued expenses                       3,170      2,123
 Current portion of long-term debt            1,629      2,511
                                           --------------------
Total current liabilities                    22,788     21,744

Long-term debt                                4,847      8,467


Deferred income taxes                         5,088      4,698


Stockholders' equity:
 Common stock - $.01 par value; 15,000,000
   shares authorized; 9,491,153
   shares issued in 1996 and 1995                95         95
 Additional paid-in capital                  50,927     51,188
 Retained earnings                           23,617     21,464
 Cumulative translation adjustment             (107)      (101)
                                           --------------------
                                             74,532     72,646
Less treasury stock, at cost - 177,467
   and 213,875 shares in 1996 and 1995,       1,498      1,826
   respectively
                                           --------------------
Total stockholders' equity                   73,034     70,820
                                           --------------------

Total liabilities and stockholders'equity  $105,757   $105,729
                                           ====================

See accompanying notes.

<MULTIPLER>      1,000

[DESCRIPTION]    Consolidated Statements of Income

                   Matrix Service Company

              Consolidated Statements of Income

     (In thousands, except share and per share amounts)


                                     Year ended May 31
                                 1996     1995      1994
                               -----------------------------
Revenues                       $183,725   $177,516  $133,480
Cost of revenues                167,107    163,602   116,992
Gross profit                     16,618     13,914    16,488
Selling, general and
administrative
   expenses                      10,784     10,927    10,445
Goodwill and noncompete
   amortization                   1,115      1,531     1,477
                               ------------------------------
Operating income                  4,719      1,456     4,566

Other income (expense):
 Loss from investment in
   foreign joint venture:
   Equity in losses from
   operations                      -          (349)     (200)
   Impairment of investment        -        (1,017)     -
 Interest expense                  (815)      (897)     (546)
 Interest income                    411        149       318
 Other                               83        203       517
                               ------------------------------
Income (loss) before income
   tax expense                    4,398       (455)    4,655

Provision (benefit) for
   federal, state and
   foreign income taxes:
   Current                        1,683       (327)    1,428
   Deferred                         266         61       510
                               ------------------------------
                                  1,949       (266)    1,938
                               ------------------------------
Net income (loss)              $  2,449   $   (189) $  2,717
                               ==============================

Net income (loss) per common
and common
 equivalent share:
   Primary                     $   .26    $  ( .02) $   .29

Weighted average common and
common
 equivalent shares
outstanding:
   Primary                     9,529,481   9,283,442   9,466,979

See accompanying notes.

[MULTIPLIER]              1,000

[DESCRIPTION]             Consolidated Statements of Change in
                          Stockholders' Equity

                     Matrix Service Company

 Consolidated Statements of Changes in Stockholders' Equity

                                        Additional                          Cumulative
                               Common   Paid-In    Retained     Treasury    Translation
                               Stock    Capital    Earnings     Stock       Adjustment     Total
                               -------------------------------------------------------------------
                                                        (In thousands)

Balances, May 31, 1993          $95     $49,364    $19,184      $(2,243)      $    -       $66,400
   Treasury stock issued
    in Brown acquisition
    (45,452 shares                -           -         91          409            -           500
   Treasury stock purchased
    (10,000 shares)               -           -          -          (85)           -           (85)
   Exercise of stock options
    (35,074 shares)               -           -       (280)         322            -            42

   Cumulative translation
    adjustment                    -           -          -            -          (87)          (87)
   Net income                     -           -      2,717            -            -         2,717
                               ---------------------------------------------------------------------
Balances, May 31, 1994           95      49,364     21,712       (1,597)         (87)       69,487

Treasury stock purchased
 (50,000 shares)                  -           -          -         (294)           -          (294)
Exercise of stock options
(7,235 shares)                    -           -        (59)          65            -             6
Tax effect of exercised
stock options                     -       1,824          -            -            -         1,824
Cumulative translation
adjustment                        -           -          -            -          (14)          (14)
Net loss                          -           -       (189)           -            -          (189)
                               ---------------------------------------------------------------------
Balances, May 31, 1995           95       51,188    21,464       (1,826)        (101)       70,820
  Exercise of stock
  options (36,408 shares)         -            -      (296)         328            -            32
  Tax effect of exercised
  stock options                   -         (261)        -            -            -          (261)
  Cumulative translation
  adjustment                      -            -         -            -           (6)           (6)
  Net income                      -            -     2,449            -            -         2,449
Balances, May 31, 1996          $95      $50,927   $23,617      $(1,498)       $(107)      $73,034

See accompanying notes.

[MULTIPLIER]            1,000

[DESCRIPTION]           Consolidated Statements of Cash Flows

                   Matrix Service Company

            Consolidated Statements of Cash Flows

                                     Year ended May 31
                                 1996     1995      1994
                                -------------------------
                                      (In thousands)

Operating activities
Net income (loss)              $2,449     $  (189)   $2,717
Adjustments to reconcile net
income to net cash  provided
by operating activities:
   Depreciation and
   amortization                 5,851       6,019     4,949
   Deferred income tax
   provision                      266          61       510
   (Gain)loss on sale of
   equipment                      248         (17)     (144)
   Gain on sale of subsidiary       -           -      (344)
   Loss on sale of marketable
   securities                       -          65         -
   Loss from investment in
   foreign joint venture            -       1,366       200
   Changes in operating assets
   and liabilities increasing
   (decreasing) cash, net of
   effects from acquisition
   of subsidiaries:
      Accounts receivable      (2,257)     (2,703)   (5,166)
      Costs and estimated
      earnings in excess
      of billings on
      uncompleted contracts    (2,540)        353       242
    Inventories                   566      (1,784)   (1,281)
    Prepaid expenses              247         211     1,268
    Accounts payable           (1,746)      3,139      (973)
    Billings on uncompleted
      contracts in excess of
      costs and estimated
      earnings                     40      (3,296)    5,798
    Accrued expenses            3,632      (1,060)    1,907
    Income taxes
      receivable/payable        2,846      (1,626)      446
    Other assets                   11          85       (13)
                               ------------------------------
Net cash provided by
   operating activities         9,613         624    10,116

Investing activities
Acquisition of property,
   plant and equipment         (3,410)     (5,182)   (5,602)
Acquisition of subsidiaries
   and investment in foreign
   joint venture, net of
   cash acquired               (1,931)       (724)   (8,331)
Purchases of marketable
   securities                       -           -    (2,549)
Proceeds from sale of
   marketable securities            -         285     6,472
Proceeds from other investing
   activities                     116         100       583
                               -----------------------------
Net cash used in investing
   activities                  (5,225)     (5,521)   (9,427)

[MULTIPLIER]       1,000

[DESCRIPTION]      Consolidated Statements of Cash Flows


                   Matrix Service Company

      Consolidated Statements of Cash Flows (continued)


                                     Year ended May 31
                                 1996     1995      1994
                               -----------------------------
                                      (In thousands)

Financing activities
Issuance of common stock       $   32     $     6   $   542
Purchase of treasury stock          -        (294)      (85)
Advances under bank credit
   agreement                    7,500      11,000     6,200
Repayments of bank credit
   agreement                   (9,500)     (4,372)   (4,200)
Repayment of term note         (1,089)          -         -
Repayment of acquisition notes (1,409)     (2,292)   (1,499)
Issuance of equipment lease        50           -         -
Repayments of mortgage and
   equipment notes                (54)       (109)   (4,067)
                               -----------------------------
Net cash provided by (used in)
   financing activities        (4,470)      3,939    (3,109)
Cumulative translation
   adjustment                       5         (14)      (87)
                               -----------------------------
Net decrease in cash and
   cash equivalents               (77)       (972)   (2,507)
Cash and cash equivalents,
   beginning of year            1,976       2,948     5,455
                               -----------------------------
Cash and cash equivalents,
   end of year                 $1,899     $1,976    $2,948
                               ============================
Supplemental disclosure of
   cash flow information
   Cash paid during the
   period for:
   Income taxes                $1,777     $1,355    $   982
   Interest                    $  823     $  962    $   606

See accompanying notes.

[DESCRIPTION]    Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements present the accounts of Matrix Service Company ("MSC") and its subsidiaries (collectively referred to as "the Company"). Subsidiary companies include Matrix Service, Inc., ("Matrix"), Midwest Industrial Contractors, Inc. ("Midwest"), Matrix Service Mid-Continent, Petrotank Equipment, Inc. ("Petrotank"), Tank Supply, Inc., San Luis Tank Piping Construction Co., Inc. ("San Luis"), Colt Construction Co. ("Colt"), Midwest International, Inc., Heath Engineering Ltd. ("Heath"), Brown Steel Contractors, Inc. ("Brown") and Mayflower Vapor Seals Corp. ("Mayflower"). Intercompany transactions and balances have been eliminated in consolidation. Heath, Brown and Mayflower were acquired on June 10, 1993, April 1, 1994 and August 26, 1994, respectively, by MSC (see Note 3).

The Company operates primarily in the United States but has operations in Canada and Mexico through Heath and San Luis. The Company's one industry segment is maintenance, construction services and products for petroleum refining and storage facilities and water storage tanks and systems for municipalities and private industry.

Cash Equivalents

The Company includes as cash equivalents all investments with original maturities of three months or less which are readily convertible into cash. The carrying value of cash equivalents approximates fair value.

Inventories

Inventories consist primarily of raw materials and are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out or average cost method.

Revenue Recognition

Revenues from fixed-price contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to date to estimated total costs for each contract. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred plus the estimated fee earned. Anticipated losses on uncompleted contracts are recognized in full when they become known. Losses from the investment in the undistributed equity of the foreign joint venture were recognized in accordance with the equity method of accounting in 1995 and 1994.

Depreciation and Amortization

Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. Goodwill and noncompete agreements are being amortized over 40 and 5 years, respectively, using the straight-line method.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the deferred tax provision is determined under the liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

Net Income per Common and Common Equivalent Share

Primary net income per common and common equivalent share is computed using the weighted average number of shares of common stock and common stock equivalents. Common stock equivalents consist of stock options (calculated using the treasury stock method). Fully diluted net income per common and common equivalent share is computed using the higher of year-end or average market price under the treasury stock method.

Stock Option Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Reclassifications

Certain 1994 and 1995 amounts have been reclassified to conform to 1995 and 1996 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Uncompleted Contracts

Contract terms generally provide for progress billings based on completion of certain phases of the work. The excess of costs incurred and estimated earnings recognized for construction contracts over amounts billed on uncompleted contracts is reported as a current asset and the excess of amounts billed over costs incurred and estimated earnings recognized for construction contracts on uncompleted contracts is reported as a current liability as follows:

                                            May 31
                                        1996      1995
                                     ------------------
                                        (In thousands)
 Costs incurred and estimated
   earnings recognized on            $97,683    $87,666
   uncompleted contracts
 Billings on uncompleted              89,914     82,397
   contracts                         -------------------
                                     $ 7,769    $ 5,269
                                     ===================
   Shown on balance sheet as:
  Costs and estimated earnings
    in excess of billings on
    uncompleted contracts            $12,122    $ 9,582
  Billings on uncompleted
    contracts in excess of
    costs and estimated
    earnings                           4,353      4,313
                                     -------------------
                                     $ 7,769    $ 5,269
                                     ===================

Approximately $880,000 and $2,651,000 of accounts receivable at May 31, 1996 and 1995, respectively, relate to billed retainages under contracts.

3. Acquisitions

Mayflower Vapor Seals

On August 26, 1994, the Company acquired certain assets of Mayflower Vapor Seals Corp. for $660,000. The transaction was accounted for as a purchase and resulted in approximately $442,000 of goodwill, which is being amortized on a straight-line basis over a 40-year period. The operations of the new subsidiary have been included in the accompanying financial statements subsequent to August 26, 1994.

A summary of the assets acquired, including acquisition costs of $20,000 in the transaction is as follows (in thousands):

               Inventory                 $ 18
               Property and equipment     200
               Goodwill                   442
                                         -----
                                         $660
                                         =====

Pro forma results of operations for the year ended May 31, 1995, assuming the Mayflower transaction occurred on June 1, 1994, were not significantly different from the results reported.

Noncash Investing Activities

At May 31, 1996, the Company has an earnout payable of $1,606,000 for distributions which will be made pursuant to contingent consideration provisions of various business acquisition agreements.

4. Long-Term Debt

Long-term debt consists of the following:

                                                  1996      1995
                                                 ----------------
                                                  (In thousands)
Notes payable to former shareholders of
  Midwest; requires five equal annual
  installments, including interest at 8% per      $    -   $   880
  annum, commencing June 1, 1991
Note payable to former shareholders of Colt
  and Duncan; requires quarterly principal
  payments of $132,315, interest at the prime
  rate, commencing March 31, 1993                    926     1,455

Borrowings under bank credit facility:
  Revolving note payable                           2,000     4,000
  Term note payable                                3,539     4,628
Other                                                 11        15
                                                 ------------------
                                                   6,476    10,978
Less current portion                               1,629     2,511
                                                 ------------------
                                                  $4,847   $ 8,467

In August 1994, the Company established a credit facility with a commercial bank under which the Company may borrow a total of $20 million. The Company may borrow up to $15 million under a revolving credit agreement based on the level of the Company's eligible accounts receivable, which was $25,092,000 at May 31, 1996. The agreement provides for interest at the Prime Rate (8.25% at May 31, 1996) minus one-half of one percent, or a LIBOR based option, and matures on October 31, 1997. The agreement requires maintenance of certain financial ratios, limits the amount of additional borrowings and prohibits the payment of dividends. Advances of $2 million were outstanding under this agreement at May 31, 1996. The credit facility also provides for a term loan up to $5 million. On October 5, 1994, a term loan of $4.9 million was made to the Company. The term loan is due on August 31, 1999 and is to be repaid in 54 equal payments beginning in March 1995 at an interest rate based upon the Prime Rate. At May 31, 1996, the balance outstanding on the term loan was $3,539,000 at an interest rate of 8.25%. The credit facility is secured by all accounts receivable, inventory, intangibles, and proceeds related thereto.

The Company has outstanding letters of credit and letters of guarantee totaling $3,586,669 which mature during 1996 and 1999.

Aggregate maturities of long-term debt are as follows (in thousands): 1997 - $1,629; 1998 - $3,486; 1999 - $1,089; and 2000 - $272.

The carrying value of debt approximates fair value.

5. Income Taxes

The components of the provision for income taxes are as follows:

                                 1996      1995      1994
                               ---------------------------
                                      (In thousands)
  Current:
    Federal                     $1,145    $ (83)    $1,036
    State                          373      (10)       229
    Foreign                        165     (234)       163
                               ----------------------------
                                 1,683     (327)     1,428

  Deferred:
    Federal                        (21)      48        430
    State                          368       11         80
    Foreign                        (81)       2          -
                               ----------------------------
                                   266       61        510
                               ----------------------------
                                $1,949    $(266)    $1,938
                               ============================


The difference between the expected tax rate and the effective tax rate is indicated below:

                                 1996      1995      1994
                              -------------------------------
                                      (In thousands)
Expected provision (benefit)
  for federal Income taxes at
  the statutory rate            $1,495     $(155)     $1,583
State income taxes, net of
  federal benefit                  257        (8)        201
Charges without tax benefit,
  primarily goodwill
  amortization                     246       246         226
Life insurance proceeds              -      (255)          -
  Other                            (49)      (94)        (72)
                               -------------------------------
Provision for income taxes      $1,949     $(266)     $1,938



The Company incurred pretax losses from foreign operations of $1,449,000 in 1996.

Significant components of the Company's deferred tax liabilities and assets as of May 31, 1996 and 1995 are as follows:

                                           1996      1995
                                          ----------------
                                           (In thousands)
     Deferred tax liabilities:
       Tax over book depreciation         $5,055    $4,668
       Other - net                           119        44
                                          -----------------
     Total deferred tax liabilities        5,174     4,712

     Deferred tax assets:
       Foreign insurance dividend            287       249
       Vacation accrual                      203       164
       Colt noncompete amortization          483       402
       Other - net                           108        70
                                          -----------------
     Total deferred tax assets             1,081       885
                                          -----------------
     Net deferred tax liability           $4,093    $3,827
                                         ==================


The Company had operating loss carryforwards at May 31, 1995 attributable to foreign operations totaling $694,000 that were fully utilized during 1996. The Company has state job tax credit carryforwards of $147,000 at May 31, 1996.

The Company recorded an income tax receivable and additional paid-in capital of$1,824,000 in 1995 related to stock sold by employees obtained through the exercise of incentive stock options.

6. Stockholders' Equity

The Company has adopted a 1990 Incentive Stock Option Plan (the "1990 Plan") and a 1991 Incentive Stock Option Plan (the "1991 Plan") to provide additional incentives for officers and other key employees of the Company to promote the success of the business and to enhance the Company's ability to attract and retain the services of qualified persons. The Company has adopted a 1995 Nonemployee Directors' Stock Option Plan (the "1995 Plan") to promote the interests of the Company and its stockholders by helping to attract and retain highly qualified independent directors and allowing them to develop a sense of proprietorship and personal involvement in the development and financial success of the Company. Under the 1990 and 1991 Plans, incentive and nonqualified stock options may be granted to the Company's key employees and nonqualified stock options may be granted to nonemployees who are elected for the first time as directors of the Company after January 1, 1991. Options generally become exercisable over a five-year period from the date of the grant. Under the 1995 Plan, qualified stock options are granted annually to nonemployee directors. Stock options granted under the 1995 Plan generally become exercisable over a two-year period from the date of the grant. Under each plan, options may be granted with durations of no more than ten years. The option price per share may not be less than the fair market value of the common stock at the time the option is granted. Shareholders have authorized an aggregate of 1,250,000, 620,000, and 250,000 options to be granted under the 1990, 1991, and 1995 Plans, respectively. Options exercisable total 497,618 and 423,706 at May 31, 1996 and 1995, respectively.

The following summary reflects option transactions for the past three years:

                                                   Option   Price
                                     Shares          Per    Share
                                   --------------------------------
       Shares under option:
         Balance at May 31, 1993    1,282,453       $ .67 - $11.25
           Granted                    142,000                11.25
           Exercised                  (35,074)        .67  -  8.50
           Canceled                  (145,275)        .80  - 11.25
                                   --------------------------------
         Balance at May 31, 1994    1,244,104         .67  - 11.25
           Granted                  1,392,525        3.63  - 11.25
           Exercised                   (7,235)        .67  -   .80
           Canceled                (1,195,189)        .80  - 11.25
                                   --------------------------------
         Balance at May 31, 1995    1,434,205         .67  -  5.75
           Granted                    391,500        3.63  -  6.25
           Exercised                  (36,408)        .67  -  3.63
           Canceled                  (265,741)        .80  -  5.75
                                   --------------------------------
         Balance at May 31, 1996    1,523,556       $ .67 - $ 6.25
                                   ================================

7. Commitments

The Company is the lessee under operating leases covering real estate in Tulsa, Oklahoma; Rancocas, New Jersey; Anaheim, California; Bay Point, California; Paso Robles, California; Bellingham, Washington; and Carson, California. The Paso Robles lessors are former stockholders of San Luis, now a stockholder of the Company and parties related to him. In 1995 and 1994, the Bellingham lessors were former stockholders of Colt, who became a stockholder of the Company and parties related to him. The Company is also the lessee under operating leases covering office equipment. Future minimum lease payments are as follows (in thousands): 1997 - $497; 1998 - $216; 1999 - $150;
2000 - $49; 2001 - $32 and thereafter $185. Rental expense was $646,000,
$663,000 and $547,000 for the years ended May 31, 1995, 1994 and 1993, respectively. Rental expense related to the Paso Robles lease was $149,190 for the year ended May 31, 1996 and $120,000 for the years ended May 31, 1995 and 1994. Rental expense related to the Bellingham lease was $57,000 for the years ended May 31, 1995 and 1994.

8. Discontinued Foreign Operations

During 1993 the Company invested $662,000 to establish a joint venture
(Al Shafai - Midwest Constructors) with a Saudi Arabian company to perform mechanical contracting services in the Kingdom of Saudi Arabia. Al Shafai - Midwest Constructors is 49% owned by Midwest International, Inc. The Company invested another $1,404,000 in the joint venture in 1994 and received $46,000 from the joint venture in 1995. The Company's 49% share of the losses was $349,000 and $200,000 for 1995 and 1994, respectively. Due to changes in economic conditions in Saudi Arabia, the Company and the Saudi Arabian company are in the process of liquidating the joint venture. The Company reduced the carrying value of its investment in this joint venture by $1,017,000 in 1995 to the estimated recovery upon completion of the liquidation.

Effective February 29, 1996, the Company discontinued the operations of its United Kingdom tank maintenance subsidiary. As a result, assets totaling $426,000 were sold or written off. Remaining assets of $556,000 were transferred to other Company locations for use in operations.

9. Other Financial Information

The Company provides specialized on-site maintenance and construction services for petrochemical processing and petroleum refining and storage facilities. The Company grants credit without requiring collateral to customers consisting of the major integrated oil companies, independent refiners and marketers, and petrochemical companies. Although this potentially exposes the Company to the risks of depressed cycles in oil and petrochemical industries, the Company's receivables at May 31, 1996 have not been adversely affected by such conditions and historical losses have been minimal.

Sales to one customer accounted for approximately 11%, 9%, and 11% of the Company's revenues for the years ended May 31, 1996, 1995, and 1994, respectively. Sales to another customer accounted for approximately 14% of the Company's revenues for the year ended May 31, 1994.

10. Employee Benefit Plan

On June 1, 1993, the Company established a defined contribution 401(k) savings plan (the "Plan"). All employees meeting length of service requirements are eligible to participate in the Plan. Participants may contribute an amount up to 15% of pretax annual compensation as defined in the Plan, subject to certain other limitations in accordance with Section 401(k) of the Internal Revenue Code. The Company may match contributions at a percentage determined by the Company, but not to exceed 100% of the elective deferral contributions made by participants during the Plan year. The Company has made no matching contributions to the Plan for the years ended May 31, 1996, 1995, and 1994.

11. New Accounting Standard

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1997 and, based on current circumstances, does not believe the effect of adoption will be significant.

12. Contingent Liabilities

The Company is self-insured for worker's compensation, auto, and general liability claims with stop loss protection at $250,000, $100,000, and $50,000 per incident, respectively.Management estimates the reserve for such claims based on knowledge of the circumstances surrounding the claims, the nature of any injuries involved, historical experience, and estimates of future costs provided by certain third parties. Accrued insurance at May 31, 1996 represents management's estimate of the Company's liability at that date. Changes in the assumptions underlying the accrual could cause actual results to differ from the amounts reported in the financial statements.

[MULTIPLIER]     1,000
[DESCRIPTION]    Quarterly Financial Data

                   Matrix Service Company

            Quarterly Financial Data (Unaudited)


Summarized quarterly financial data are as follows:

                               First     Second    Third     Fourth
             1996              Quarter   Quarter   Quarter   Quarter
 ----------------------------------------------------------------------
                               (In thousands except per share amounts)

 Revenues                      $43,162   $48,262   $39,951   $52,350
 Gross profit                    4,325     4,321     3,986     3,986
 Net income                        551       670       457       771
 Net income per share -
   primary and fully diluted       .06       .07       .05       .08

        1995
 ---------------------------

  Revenues                     $43,821   $59,239   $34,707   $39,749
  Gross profit                   4,306     5,438     1,634     2,536
  Net income                       721     1,377    (1,810)     (477)
  Net income per share -
    primary and fully diluted      .08       .15      (.19)     (.05)
